Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Zhihu Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

MAJOR TRANSACTION

SUBSCRIPTION OF THE FUND

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

A letter from the Board is set out on pages 5 to 20 of this circular.

Notice convening the EGM to be held at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China on October 20, 2026 at 10:00 a.m. (Beijing Time) is set out on pages 29 to 31 of this circular. A form of proxy for use at the EGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on October 18, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the EGM. For the avoidance of doubt, holders of treasury Shares of the Company shall have no voting rights at the Company’s general meeting, and for the purpose of the Listing Rules, holders of treasury Shares of the Company, if any, shall abstain from voting at the Company’s general meeting.

September 24, 2026

CONTENTS

Pages

DEFINITIONS		1

LETTER FROM THE BOARD		5

1.	Introduction	5

2.	Subscription of the Fund	6

3.	Reasons for and benefits of the Subscription	8

4.	Information about the parties and the Fund	13

5.	Risk management and control measures	14

6.	Financial effects of the Subscription on the Group	18

7.	Implications of the Subscription under the Listing Rules	18

8.	The EGM and proxy arrangement	18

9.	Responsibility statement	19

10.	Recommendations	19

11.	Further Information	20

APPENDIX I FINANCIAL INFORMATION OF THE GROUP		21

APPENDIX II GENERAL INFORMATION		24

NOTICE OF EXTRAORDINARY GENERAL MEETING		29

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2022 Plan”	the share incentive plan conditionally approved and adopted by the Company on March 30, 2022, as amended and restated by the Shareholders on June 30, 2026
“ADS(s)”	American depositary share(s), each representing three Class A Ordinary Shares
“ADS Record Date”	September 21, 2026 (New York time)
“AMAC”	the Asset Management Association of China (中國證券投資基金業協會)
“Articles” or “Articles of Association”	the eleventh amended and restated memorandum and articles of association of the Company adopted by a special resolution passed on June 10, 2022 and effective on the same date
“associate(s)”	has the meaning ascribed to it in the Listing Rules
“Board”	the board of Directors of the Company
“China” or “PRC”	the People’s Republic of China and for the purposes of this circular only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan
“Class A Ordinary Shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting (save for any treasury Shares, the holders of which shall abstain from voting at the Company’s general meetings for the purpose of the Listing Rules)
“Class B Ordinary Shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for, under the Articles, resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

DEFINITIONS

“Company”	Zhihu Inc. (“知乎”, formerly known as “Zhihu Technology Limited”), an exempted company with limited liability incorporated in the Cayman Islands on May 17, 2011
“connected person(s)”	has the meaning ascribed to it in the Listing Rules
“Controlling Shareholder(s)”	has the meaning ascribed to it in the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou and the intermediary companies through which Mr. Zhou has an interest in the Company, namely, MO Holding Ltd, South Ridge Global Limited and Zhihu Holdings Inc.
“Depositary”	JPMorgan Chase Bank, N.A., the depositary of the ADSs
“Director(s)”	the director(s) of the Company
“EGM”	the extraordinary general meeting of the Company to be convened to consider and, if thought fit, approve the Subscription and the transactions contemplated under the Subscription Agreement
“First Closing Date”	the date of first closing of the Fund as described in the Partnership Agreement, which shall be the date on which the initial capital contributions of the Fund’s first batch of limited partners are transferred to the Fund’s custodian account, or such other date as the General Partner may otherwise reasonably determine
“Fund”	Tianjin Lisi Xingshen Equity Investment Partnership (Limited Partnership)* (天津礪思星深股權投資合夥企業(有限合夥)), a limited partnership established under the laws of the PRC
“Fund Manager”	Hainan Lisi Private Fund Management Co., Ltd.* (海南礪思私募基金管理有限公司), the fund manager of the Fund
“General Partner”	Tianjin Lisi Mingtang Enterprise Management Consulting Partnership (Limited Partnership)* (天津礪思明棠企業管理諮詢合夥企業(有限合夥)), the general partner and executive partner of the Fund
“Group”, “we”	the Company, its subsidiaries and the consolidated affiliated entities from time to time
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

DEFINITIONS

“Latest Practicable Date”	September 19, 2026, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Mr. Zhou”	Mr. Yuan Zhou, an executive Director, the Chairman of the Board, the Chief Executive Officer and the founder of the Company
“NYSE”	New York Stock Exchange
“Partnership Agreement”	the limited partnership agreement in respect of the Fund, namely Tianjin Lisi Xingshen Equity Investment Partnership (Limited Partnership)* (天津礪思星深股權投資合夥企業(有限合夥)), a form of which is attached as an annex to the Subscription Agreement
“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles, being: (i) any amendment to the Articles of Association of the Company, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any Independent Non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company
“RMB”	Renminbi, the lawful currency of China
“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
“Share Record Date”	September 21, 2026 (Hong Kong time)
“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
“Shareholder(s)”	holder(s) of the Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Subscriber”	Beijing Zhizhe Tansuo Technology Co., Ltd.* (北京智者探索科技有限公司), a wholly owned subsidiary of the Company, as limited partner of the Fund
“Subscription”	the subscription by the Subscriber for a limited partnership interest in the Fund pursuant to the Subscription Agreement
“Subscription Agreement”	the subscription agreement in respect of the Fund dated September 4, 2026
“subsidiary(ies)”	has the meaning ascribed to it in the Listing Rules “substantial shareholder(s)” has the meaning ascribed to it in the Listing Rules
“treasury Shares”	has the meaning ascribed to it under the Listing Rules as amended from time to time
“U.S.”	the United States of America, its territories, its possession and all areas subject to its jurisdiction
“U.S. Dollars” or “US$”	U.S. dollars, the lawful currency of the U.S.
“weighted voting right”	has the meaning ascribed to it in the Listing Rules
“WVR Beneficiary”	has the meaning ascribed to it in the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights
“%”	per cent

LETTER FROM THE BOARD

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

Executive Director:	Registered Office:
Mr. Yuan Zhou (Chairman)	PO Box 309
Ugland House
Non-executive Directors:	Grand Cayman KY1-1104
Mr. Dahai Li	Cayman Islands
Mr. Zhaohui Li
Mr. Qu Chen	Head Office and Principal Place of Business in the People’s Republic of China:
Independent Non-executive Directors:	No. 18 Xueqing Road
Ms. Hope Ni	Haidian District
Mr. Derek Chen	Beijing
Dr. Li-Lan Cheng	People’s Republic of China

Principal Place of Business in Hong Kong:
Room 1912, 19/F
Lee Garden One
33 Hysan Avenue
Causeway Bay
September 24, 2026
To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

SUBSCRIPTION OF THE FUND

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

Reference is made to the announcement of the Company dated September 6, 2026 in relation to the Subscription.

The purpose of this circular is to provide the Shareholders with, among other things, (i) further details of the Subscription, (ii) other information required under the Listing Rules, and (iii) the notice convening the EGM.

LETTER FROM THE BOARD

2.     SUBSCRIPTION OF THE FUND

Subscription Agreement

The Board announces that on September 4, 2026 (after trading hours of the Stock Exchange), the Subscriber, a wholly owned subsidiary of the Company, entered into the Subscription Agreement with the General Partner and the Fund Manager.

Pursuant to the Subscription Agreement, the Subscriber agreed to subscribe for a limited partnership interest in the Fund with a capital commitment of RMB1,500,000,000 payable in cash and to enter into the Partnership Agreement in respect of the Fund, which are conditional upon the approval of the Subscription by the Shareholders at the EGM.

The Subscription will be funded by the internal resources of the Group.

The capital commitment was determined after arm’s length negotiations between the parties, having regard to, among other things, the Fund’s investment strategy and focus on AI and frontier technology, the Fund Manager’s track record and investment capabilities, the expected size of the Fund, and the market terms of comparable fund investments. For further details, please refer to the section headed “REASONS FOR AND BENEFITS OF THE SUBSCRIPTION” below.

Partnership Agreement

The salient terms of the Partnership Agreement are set out below:

Date:	A date after obtaining the approval of the Subscription by the Shareholders at the EGM.

Parties:	(i) The Subscriber, as a limited partner; (ii) the General Partner; and (iii) such other limited partners as may be admitted to the Fund from time to time at the sole discretion of the General Partner.

The Fund entity was incorporated in July 2026. The General Partner currently expects to raise capital from a total of approximately 20 to 30 market-based institutional investors and/or industrial investors. The Company expects that its interest in the Fund will be no more than 30% following completion of the Subscription based on the Fund’s final total capital commitment.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as of the Latest Practicable Date and excluding the Subscriber (as the Subscription remains subject to the Shareholders’ approval at the EGM), the Fund has admitted approximately 19 limited partners with an aggregate committed capital of RMB2.63 billion. Additionally, the General Partner has committed RMB10 million to the Fund itself.

LETTER FROM THE BOARD

Fund Manager:	The Fund Manager of the Fund is registered with the AMAC as a private fund manager.

Capital Call:	The General Partner shall give not less than three business days’ notice, subject to the Subscription Agreement.

Management Fee:	Each limited partner shall pay to the Fund Manager a one-off payment of 5% of such limited partner’s paid-up capital contribution over the term of the Fund as management fee, subject to waiver by the Fund Manager at its own discretion.

Distribution:	Distributable funds of the Fund will be applied first towards return of each limited partner’s paid-up capital contribution, and thereafter 85% to the relevant limited partner and the remaining 15% to the General Partner, provided that the General Partner may waive, in whole or in part, its entitlement to such remaining distribution in respect of any limited partner. Distributions shall be made within 60 days in principle after the Fund receives the relevant income. Unused capital contributions shall be distributed to the partners based on the actual unused amount of their respective paid-up capital contribution.

Fund Term:	Seven years from the First Closing Date, extendable by the General Partner for up to two consecutive periods of not more than one year each. Following such extensions, the Fund term may be further extended with the proposal of the General Partner and the approval of the partners’ meeting.

Investment Period:	Four years from the First Closing Date. The period from the expiration of the investment period to the expiration of the term of the Fund (including any extension thereof) shall be the exit period.

Purpose of the Fund:	The purpose of the Fund is to achieve capital appreciation and generate investment returns for the partners through direct or indirect equity investments or other investment-related activities.

Investment Strategy:	The Fund will primarily invest, directly or indirectly, in early-to-mid-stage unlisted enterprises in the field of AI and related technology sectors established or operating in, or with other significant nexus to, mainland China.

LETTER FROM THE BOARD

Investment Restrictions:	(a)	Unless approved by the partners’ meeting, the Fund shall not cumulatively invest in any single portfolio company an amount exceeding 20% of its total committed capital.

	(b)	The Fund shall not engage in any investment activities prohibited by applicable laws and regulations or by regulatory authorities with competent jurisdiction.

Borrowings and Guarantees:	The Fund must not incur any indebtedness. Also, it may not provide any guarantee unless in the following limited circumstances: (i) to provide guarantees for portfolio companies (including their affiliates) for purposes such as completing investments in them, provided that the outstanding balance of such guarantees shall not exceed 20% of the total paid-in capital contributions of the Fund, the term shall not exceed one year, and the maturity date of the guarantee shall not be later than the exit of the Fund’s investment in the portfolio company; (ii) such guarantee is required where the investment structure of a portfolio company involves contractual control arrangements; and (iii) to provide guarantees for the Fund’s own obligations during the restructuring of a portfolio company.

Custodian and designated account:	The General Partner shall select a custodian institution with private investment fund custodian qualifications and a good reputation to serve as the custodian of the Fund’s assets. The General Partner may also open a dedicated fund collection and settlement account for the Fund which shall be supervised by a qualified institution; such supervisory institution will assume joint and several liability for ensuring the security of the collection, transfers and distribution of the Fund’s funds.

Information and Reporting:	(a)	The Fund shall provide the limited partners with semi-annual operating reports and annual operating and audited reports during its operating term.

	(b)	The Fund Manager shall fulfill its information disclosure obligations to the limited partners (including to disclose any material matters concerning the Fund) in accordance with applicable laws and regulations, including those promulgated by the AMAC.

	(c)	A limited partner has the right to inspect the accounting books of the Fund.

LETTER FROM THE BOARD

Partners’ Meeting:	A partners’ meeting may be convened by the General Partner or upon the proposal of limited partners collectively holding more than 50% of the partnership interests. Partners’ meetings may resolve matters including extensions of the Fund term; reviews of related-party transaction matters; the removal of the General Partner; the withdrawal of the General Partner; the replacement of the private fund manager; and amendments to the Partnership Agreement, among others. Unless otherwise expressly provided in the Partnership Agreement, resolutions on matters discussed at a partners’ meeting shall be passed with the approval of the General Partner and the approval of limited partners holding more than 50% of the partnership interests. Any partner with a conflict of interest in the matter to be voted upon shall abstain from voting on the matter.

3.     REASONS FOR AND BENEFITS OF THE SUBSCRIPTION

The Company is principally engaged in operating Zhihu (知乎), one of China’s leading online content communities. The Company has continued to integrate AI technology into its community and businesses, including Zhihu Zhida, expert data solutions, and AI-enabled content and IP operation. Given this background, the Directors believe that the Fund’s focus on foundation models, AI infrastructure, robotics and AI applications is relevant to the Company’s ongoing focus on AI technology and industry development. Through the Subscription, the Company expects to broaden its access to investment opportunities in high-quality AI and technology enterprises and further deepen its understanding of the development of AI technologies, products and business models.

The Fund’s investment strategy may also present certain potential synergies with the Company’s existing AI-related businesses. In particular, investments in foundation models and AI applications may enable the Company to deepen its understanding of the development of large language model technologies, product formats and application scenarios, and may provide potential opportunities for technology application or business cooperation in areas such as Zhihu Zhida, expert data solutions, and AI-related content and IP development. Investments in areas such as AI infrastructure and robotics may also help the Company broaden its understanding of the AI value chain and emerging technology trends. As the Company, in its capacity as a limited partner of the Fund, does not participate in the Fund’s specific investment decisions, any potential business cooperation or synergies will depend on the Fund’s actual portfolio and relevant commercial opportunities and will be separately evaluated by the Company based on their commercial merits.

LETTER FROM THE BOARD

Given the specialized nature and resource requirements of primary market investments in the AI sector, which require extensive industry research, deal sourcing, investment screening, transaction execution and post-investment management capabilities, the Directors believe that participating in a professionally managed fund will enable the Company to: (i) leverage the Fund Manager’s professional expertise in industry research, deal screening, investment judgment, deal sourcing and post-investment management; (ii) gain access to investment opportunities in AI and technology enterprises with high technological barriers and long-term growth potential; and (iii) strengthen its understanding of emerging AI technologies and the broader AI ecosystem and provide additional perspectives and potential opportunities for the Company to explore future business cooperation.

The Directors also note that high-quality investment opportunities in the current AI primary market generally involve relatively high professional and resource requirements, and certain investment opportunities may be limited. Fund managers with established industry networks, sector expertise and investment experience may therefore have advantages in sourcing and screening such opportunities.

The Fund Manager is the RMB private equity and venture capital fund management platform within the Monolith (礪思資本) investment management group. It is registered with AMAC as a private fund manager and manages assets under management exceeding RMB10 billion, with a long-term focus on technology innovation investment, particularly AI, advanced computing, robotics, and frontier technology. According to the Fund Manager, the expected size of the Fund will be not less than RMB5 billion.

Based on the information provided by the Fund Manager, investors in funds previously managed by the Fund Manager include certain listed companies and institutional investors, including government-backed funds. In terms of its key investment projects in the AI sector, the Fund Manager is one of the investors in MetaX Integrated Circuits (Shanghai) Co., Ltd. (Shanghai Stock Exchange: 688802), a company dedicated to providing full-stack GPU chips and solutions for heterogeneous computing, with broad applications in areas such as intelligent computing, smart cities, cloud computing, autonomous driving, digital twins, and the metaverse; it also invested in Moonshot AI, an AI startup and large language model company, which is one of the Fund Manager’s earlier major investments in the AI sector; the Fund Manager also participated in a recent financing round of DeepSeek, one of the most well-recognized companies in China’s large language model space. These investments demonstrate the Fund Manager’s foresight in the fields of AI and frontier technology and its access to high-quality investment opportunities in this sector.

LETTER FROM THE BOARD

According to the Fund Manager and without limiting its discretion to make investment decisions for the Fund in accordance with the Partnership Agreement, it expects to focus on the following sub-sectors when investing in the AI sector: (i) foundation models and large language models (including general-purpose and vertical/domain-specific foundation models, as well as technologies related to model training and inference); (ii) AI infrastructure (including AI chips and related hardware, and computing power related infrastructure); (iii) AI applications and tools (including AI applications for enterprises and consumers, AI tools, and related software and services); and (iv) robotics and related intelligent hardware (including robots, embodied intelligence, and related hardware and software technologies).

According to the Fund Manager, it will consider the following key factors when making investment decisions for the Fund: (i) product and core technology (e.g. whether the core technology is independently developed; which companies are the primary competitors; whether the differentiated advantages relative to the competitors are sustainable); (ii) core team background (e.g. the industry experience of the founders and key technical personnel; their prior entrepreneurial and R&D track records; the complementarity between the team’s technical and commercial capabilities); (iii) historical financing and post-investment performance (e.g. the backgrounds of investors from prior rounds; the valuation methodologies employed; the reasonableness of valuation growth); (iv) commercialization (e.g. whether the portfolio company’s revenue model has been validated and is sustainable); and (v) exit path (e.g. whether the portfolio company’s exit path is realistically feasible).

In determining to pursue the Subscription, the Directors have taken into account the Company’s existing liquidity position, working capital requirements, funding requirements for the development of its core businesses and future business development needs. In particular, the Company notes that, as of June 30, 2026, the Group had cash and cash equivalents, current and noncurrent term deposits, restricted cash and short-term investments of approximately RMB4.4 billion (unaudited); while the Group’s net cash used in operating activities was RMB363.6 million for the year ended December 31, 2025. Having given careful consideration to the Company’s existing capital reserves, projected operating cash requirements, the Fund’s capital call arrangements, and the Company’s other foreseeable capital needs, the Board is of the view that a capital commitment of RMB1.5 billion would not have any material adverse impact on the Company’s ordinary course of business or the development of its core businesses; furthermore, the Board considers that the Subscription represents an opportunity for the Company, under prudent capital allocation principles, to participate in the long-term development of the AI industry and seek potential long-term investment returns.

LETTER FROM THE BOARD

The Company has also reviewed and evaluated the commercial terms of the Subscription and the Partnership Agreement, including but not limited to the management fee, profit distribution mechanism, fund term, investment period and capital call arrangements and considers that such terms on the whole are in line with and not less favorable to the Company than prevailing market norms among comparable investment funds. In assessing the fairness and reasonableness of the commercial terms of the Fund, the Company carried out a comparison exercise against several comparable private equity and venture capital funds based on publicly available information. In the said research, the comparable funds generally charge management fees in one of two ways: (i) a one-off management fee of 5-6% of the fund’s total committed or paid-up capital amount (for a fund term or investment period of typically 5-6 years), or (ii) an annual management fee of typically 2% of the total committed capital amount which, with a typical fund term of 4-5 years, effectively amounts to a total fee of approximately 8-10% of the total committed capital amount. Also, the comparable funds typically adopt a 20:80 carry structure with a 6-8% hurdle rate (i.e. the distributable funds will be applied first towards return of each limited partner’s paid-up capital contribution with a 6-8% simple interest, and thereafter 80% to the limited partner and 20% to the general partner). With the Fund’s one-off management fee at 5% of the paid-up capital for a 7-year fund term (including a 4-year investment period), and the 15:85 carry structure (with no minimum hurdle rate), the Company considers that such fee terms are broadly within the prevailing market rates among comparable investment funds. The Fund’s one-time fee structure also provides the Company with certainty over the total amount of management fees from the outset, so that the Company is able to better plan for its costs of participating in the Fund and its capital deployment over the coming years.

The Subscription does not represent a change in the Company’s principal business or strategic focus. The Company will continue to focus on the development of the Zhihu community, improve the quality and efficiency of its core businesses, and prudently evaluate and develop AI-related business opportunities. The Company may also, where appropriate, leverage its long-standing strengths in professional content, IP, creator and expert ecosystems and AI applications to explore potential cooperation opportunities with participants in the broader AI ecosystem. Any such cooperation opportunities, if any, will be subject to separate evaluation by the Company based on their commercial merits.

LETTER FROM THE BOARD

Based on the above, Directors (including the independent non-executive Directors) are of the view that the terms of the Subscription Agreement and the Subscription including the size of the Company’s capital commitment in the Fund, the management fee to the Fund Manager, and the distribution ratio between the General Partner and the limited partners, are on normal commercial terms, fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

None of the Directors has a material interest in the Subscription Agreement and the transactions contemplated thereunder, including the Subscription and the proposed entry into the Partnership Agreement (a form of which is attached as an annex to the Subscription Agreement) or is required to abstain from voting on the Board resolution for considering and approving the same.

4.     INFORMATION ABOUT THE PARTIES AND THE FUND

The Group

The Company is an exempted company with limited liability incorporated in the Cayman Islands. The securities of the Company are dual-primary listed on the New York Stock Exchange in the U.S. (NYSE Ticker: ZH) and on the Main Board of the Stock Exchange (HKEX stock code: 2390). The Group is primarily engaged in the operation of an online content community and monetizes through paid content and IP operations, marketing services and other services.

The Subscriber is a limited liability company newly established under the laws of the PRC, and a wholly-owned subsidiary of the Company. The Subscriber’s business scope includes technology development and services, big data and internet data services, artificial intelligence and software development, and information technology consulting services.

The Fund and the Fund Manager

The Fund entity is a limited partnership incorporated under the laws of the PRC in July 2026. The Fund will adopt a blind pool structure, and the Fund’s investment targets have not yet been determined. The General Partner and the Fund Manager will exercise their professional judgment and discretion to select and execute investments in accordance with the Fund’s investment strategy. The Subscriber will not participate in the day-to-day management or investment decision-making of the Fund.

The Fund Manager is the RMB private equity and venture capital fund management platform within the Monolith (礪思資本) investment management group. It is registered with AMAC as a private fund manager (registration number: P1073165) and manages assets under management exceeding RMB10 billion, with a long-term focus on technology innovation investment, particularly AI, advanced computing, robotics, and frontier technology. The Fund Manager is ultimately owned as to 99% and 1% by Mr. Xi Cao (曹曦) and Ms. Ziqi He (何子器), respectively.

LETTER FROM THE BOARD

The General Partner is a limited partnership established in the PRC principally engaged in investment activities, enterprise management and consulting, and related consulting services. Mr. Xi Cao and Ms. Ziqi He ultimately own approximately 99% and 1% of the General Partner, respectively.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the General Partner, the Fund Manager, the other admitted limited partners and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

5.	RISK MANAGEMENT AND CONTROL MEASURES

To manage and monitor the risks associated with the Subscription, the Company has conducted careful due diligence and risk assessment prior to the Subscription and will implement a range of risk management measures going forward.

Counterparty Risks

The principal counterparty risks associated with the Subscription concern the potential default or failure to perform its duties on the part of the Fund Manager or the General Partner (in this section, the Fund Manager and the General Partner are collectively referred to as the “Monolith Fund” unless otherwise specified, as they are affiliates within the Monolith investment management group), which could result in underperformance or loss of the funds invested by the Company. To address these counterparty risks, the Company has undertaken and will continue to carry out the following measures:

(a)	Due diligence

Prior to entering into the Subscription Agreement, the Company conducted careful due diligence on the qualifications, capabilities, reputation and reliability of the Monolith Fund. The Company reviewed, among other materials, the Fund’s private placement memorandum, the Fund Manager’s public information with the AMAC as a private fund manager, Monolith Fund’s current team profile, as well as its investment portfolio. Based on the materials reviewed, the Company assessed the Monolith Fund mainly in the following respects: (i) whether the Fund Manager has maintained its private fund manager registration with AMAC and any other applicable operating qualifications; (ii) the Fund Manager’s credit record; (iii) the Monolith Fund’s experience in fund management and related industry investments; and (iv) the stability and professional background of the Monolith Fund’s core team. The Company’s assessment result was satisfactory. In particular, the Company was satisfied that: neither the Fund Manager nor the General Partner has been subject to any regulatory penalties, disciplinary sanctions or material non-compliance matters; none of the funds managed by the Fund Manager had been subject to involuntary winding-up; all funds currently under the Fund Manager’s management are in their investment period and as of June 30, 2026, there has been no investment project with an exit return multiple below 1.0x or that has been written down or otherwise failed. Further details of the Fund Manager, including its investment focus, assets under management, major investment cases, profile of past limited partners and ultimate beneficial owners are disclosed in the sections headed “Reasons for and benefits of the Subscription” and “Information about the Parties and the Fund — The Fund and the Fund Manager” in this circular.

LETTER FROM THE BOARD

(b)	Regulatory and contractual protection

The Fund Manager is registered as a private fund manager with the AMAC and is subject to a range of regulatory obligations, including: (i) information disclosure obligations to the limited partners; (ii) compliance with managing duties of honesty, good faith, diligence and prudence in all fund management activities; (iii) mandatory fund filing and material event reporting requirements to the AMAC in a timely and accurate manner; (iv) maintenance of independent and segregated management and accounting of different fund assets to ensure asset safety and operational independence; (v) establishment and implementation of sound internal control, risk management and compliance systems to prevent conflicts of interest, operational risks and irregular trading behaviors; and (vi) standardized investor suitability management and fund fundraising compliance obligations to fully protect the legitimate rights and interests of investors.

The Partnership Agreement also contains a range of safeguards for the limited partners, including the Company: (i) the Fund must not incur any indebtedness and must not provide guarantees unless in the specified limited circumstances; (ii) the limited partners are entitled to receive periodic reports on the Fund as well as to inspect its accounts; and (iii) the partners’ meeting has the power to resolve matters that are key to protecting the interests of the limited partners, including the replacement of the General Partner and the Fund Manager. See the sections headed “Subscription of the Fund — Partnership Agreement” above for details.

(c)	Safety of funds and assets

In accordance with the Partnership Agreement, the Fund’s assets will be held in custody by a custodian institution with private investment fund custody qualifications and a good reputation; its funds will also be held in a dedicated fund collection and settlement account supervised by a qualified institution. The involvement of qualified custodian and supervisory institutions provides an additional layer of protection for the Fund’s funds and assets.

LETTER FROM THE BOARD

(d)	Internal control procedures

The Subscription was entered into after the Company completed its investment management and internal control processes. Under the Company’s existing internal investment approval framework, the Company’s investment committee (IC), which consists of the Chief Executive Officer, the Chief Financial Officer and other senior employees of the Company, is the responsible body for evaluating and approving the Company’s strategic investments. For the Subscription, the Company’s internal teams conducted an analysis of the Fund’s investment strategy, the Fund Manager, the principal transaction terms, investment risks, and the Subscription’s compatibility with the Company’s future capital planning, and submitted such analysis to the IC for deliberation and approval. The Company’s finance, legal and investor relations departments together carried out the relevant due diligence and the review and negotiation of the transaction documents in accordance with their respective responsibilities. In view of its size and strategic significance, the Subscription was further submitted to the Board for deliberation and approval. The results of the foregoing analyses and deliberations were satisfactory and each of the IC and the Board approved the Subscription. The Subscription is also subject to the Shareholders’ approval at the EGM in accordance with the Listing Rules. Accordingly, all of the Company’s Shareholders, including minority Shareholders, will be able to vote on the matter.

The Company’s investment management policies also require the relevant departments to monitor the post-investment performance of investment projects on an ongoing basis and make regular reports to the IC and the Board; any material changes or exit matters must be submitted to the IC and the Board for deliberation. The Company will implement a range of post-investment risk management and monitoring measures for the Subscription, as further discussed in the sub-section headed “Investment risks” below.

Investment Risks

The principal investment risks associated with the Subscription mainly concern the inherent risks relating to investing in the new and fast-developing AI sector; further, as the Fund is a blind pool fund, the Company would not be able to evaluate each underlying investment project in advance itself. To address the said investment risks, the Company has undertaken and will continue to carry out the following measures:

(a)	Due diligence on the Monolith Fund

Under a blind pool investment structure, the capabilities and reliability of the Fund Manager are the key to the Company’s investment risk management. As such, the Company has conducted careful due diligence of the qualifications, capabilities, reputation and reliability of the Monolith Fund. The decision to proceed with the Subscription, and the review and negotiation of the terms thereof, were also subject to the Company’s internal investment management and approval procedures. These measures are discussed in detail in the sub-section headed “Counterparty risks” above.

(b)	Regulatory and contractual protection

The Fund’s investment purpose and strategy are expressly set out in the Partnership Agreement, and its investment mandate is subject to certain express restrictions. In particular, unless approved by the partners’ meeting, the Fund may not cumulatively invest more than 20% of its total committed capital in any single portfolio company. This restriction targets the risks associated with concentrating investment in one or a small number of portfolio companies, while preserving the flexibility to make such investment with the approval of the partners’ meeting.

LETTER FROM THE BOARD

The Fund Manager’s regulatory duties and the other safeguards in the Partnership Agreement (including the prohibition on incurring indebtedness, periodic reporting and accounts inspection right, and the powers of the partners’ meeting to resolve matters that are key to protecting the interests of the limited partners) are also crucial to protecting the Company against investment risks. These measures are discussed in detail in the sub-section headed “Counterparty risks” above.

(c)	Post-investment monitoring

Following completion of the Subscription, the Company will designate specific personnel in the senior management, finance department, legal department, and investor relations department to monitor the Subscription and the investment activities of the Fund on an ongoing basis. Such monitoring will primarily include:

(i)	reviewing the semi-annual operating reports, annual operating and audited reports, and material event disclosures provided by the Fund, with a focus on the Fund’s investment portfolio, investment progress, and material changes in risks;

(ii)	monitoring material changes relating to the Fund Manager, the General Partner, the Fund’s investment strategy, and the principal governance terms;

(iii)	conducting internal analyses of matters requiring the Company to exercise voting rights at partners’ meetings, and completing the corresponding internal approvals based on the nature of such matters;

(iv)	continuously assessing the impact of the Company’s investment in the Fund on the Company’s overall financial resources, liquidity, and capital allocation; and

(v)	promptly escalating to senior management and the Board any matter that may have a material impact on the Company or may trigger disclosure requirements under the applicable Listing Rules, and completing the corresponding approval and disclosure procedures as necessary.

Liquidity Risks

The principal liquidity risks associated with the Subscription arise from the fact that the Company’s committed capital in the Fund amounts to RMB1.5 billion, which is payable in cash.

Prior to entering into the Subscription Agreement, the Company has assessed the liquidity risks associated with the Subscription. As of June 30, 2026, the Group had cash and cash equivalents, current and non-current term deposits, restricted cash and short-term investments of approximately RMB4.4 billion (unaudited). The Company’s operating cash flow position has continued to improve in recent years, with net cash outflow from operating activities having narrowed significantly from its historical peak. Having carefully considered the Company’s existing capital reserves, projected operating cash requirements, the Fund’s capital call arrangements, and the Company’s other foreseeable capital needs, the Board is of the view that the Company will continue to have sufficient financial resources to support its day-to-day operations, core business development, and other reasonable capital needs while fulfilling its capital commitment to the Fund. The Subscription is not expected to have a material adverse impact on the Company’s ordinary operations or overall liquidity.

LETTER FROM THE BOARD

6.	FINANCIAL EFFECTS OF THE SUBSCRIPTION ON THE GROUP

Upon the completion of the Subscription, the Group’s interest in the Fund will be accounted for as a long-term investment in the consolidated balance sheets of the Group in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Assuming that the Group’s capital commitment under the Partnership Agreement has been fully contributed, the immediate financial effect on the Group would be (1) an increase in long-term investments by RMB1,500,000,000; (2) a decrease in cash and cash equivalents of the Group by RMB1,500,000,000; and (3) no significant impact on the consolidated statements of operations and comprehensive loss of the Group.

7.	IMPLICATIONS OF THE SUBSCRIPTION UNDER THE LISTING RULES

As the highest applicable percentage ratio (as defined under the Listing Rules) in respect of the Subscription exceeds 25% but is less than 100%, the Subscription constitutes a major transaction under the Listing Rules and is subject to reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

8.	THE EGM AND PROXY ARRANGEMENT

The EGM will be held at 10:00 a.m. (Beijing time) at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China on October 20, 2026.

The notice of the EGM is enclosed and is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on October 18, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the EGM.

LETTER FROM THE BOARD

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the EGM will be voted by way of poll. An announcement on the poll results will be published after the EGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, none of the Shareholders or their associates would have a material interest in the Subscription Agreement and the transactions contemplated thereunder, including the Subscription and the proposed entry into the Partnership Agreement (a form of which is attached as an annex to the Subscription Agreement). No Shareholder would be required to abstain from voting on the relevant resolution at the EGM.

Pursuant to the trust deed in respect of the 2022 Plan, the trustee of the 2022 Plan will not exercise the voting rights attached to the Class A Ordinary Shares held by it. As of the Latest Practicable Date, the relevant trustee held 24,528,059 Class A Ordinary Shares (representing approximately 6.23% of the voting rights in the Company), which will not be voted on at the EGM.

Holders of treasury Shares have no voting rights under Cayman Islands law. For the purpose of the Listing Rules, holders of treasury Shares (if any) shall abstain from voting on matters that require shareholders’ approval at the Company’s general meetings.

9.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

10.	RECOMMENDATIONS

The Directors consider that the terms of the Subscription contemplated under the Subscription Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolution to be proposed at the EGM.

LETTER FROM THE BOARD

11.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP

Financial information of the Group for the three financial years ended December 31, 2023, 2024 and 2025 and the six months ended June 30, 2026 is disclosed in the following documents which have been published on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (https://ir.zhihu.com/):

•	Annual report of the Company for the year ended December 31, 2023 (pages 136-212):
https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0426/2024042601262.pdf

•	Annual report of the Company for the year ended December 31, 2024 (pages 92-167):
https://www1.hkexnews.hk/listedco/listconews/sehk/2025/0415/2025041500678.pdf

•	Annual report of the Company for the year ended December 31, 2025 (pages 89-163):
https://www1.hkexnews.hk/listedco/listconews/sehk/2026/0417/2026041700682.pdf

•	Interim report of the Company for the six months ended June 30, 2026 (pages 36-92):
https://www1.hkexnews.hk/listedco/listconews/sehk/2026/0911/2026091100573.pdf

2.	INDEBTEDNESS STATEMENT

As at the close of business on August 31, 2026, being the latest practicable date for the purpose of this statement of indebtedness prior to the publication of this circular, the indebtedness of the Group was as follows:

(a) unsecured and unguaranteed short-term borrowings of RMB201.7 million; and

(b) lease liabilities of RMB22.8 million relating to our offices.

As at the close of business on August 31, 2026, being the latest practicable date for the purpose of this statement of indebtedness prior to the publication of this circular, except as disclosed above and apart from intra-group liabilities, the Group did not have, as at August 31, 2026, any debt securities issued or outstanding, and authorised or otherwise created but unissued, term loans, other borrowings and indebtedness, bank overdrafts, liabilities under acceptances (other than normal trade bills), acceptance credits or hire purchase commitments, lease liabilities, mortgages, charges, guarantees or other material contingent liabilities.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

3.	WORKING CAPITAL SUFFICIENCY

After due and careful consideration, the Directors are of the opinion that, taking into account the financial resources available to the Group including cash flows to be generated from the operating activities and the available credit facilities, the Group has sufficient working capital for its requirements for at least 12 months from the date of this circular, in the absence of unforeseen circumstances. The Company has obtained the relevant letter as required under Rule 14.66(12) of the Listing Rules.

4.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since December 31, 2025, being the date to which the latest published audited consolidated financial statements of the Company were made up.

5.	FINANCIAL AND TRADING PROSPECTS OF THE GROUP

In the first half of 2026, we continued to promote the long-term and healthy development of the Zhihu community while further optimizing our revenue mix. We remained committed to maintaining a trustworthy, high-quality content ecosystem, improving resource allocation and operating efficiency, and exploring additional monetization opportunities built on our long-standing content assets and broad network of professional creators and domain experts. Engagement depth among our core users remained relatively stable, while high-quality content and professional creators continued to grow steadily.

Following our first full year of non-GAAP profitability in 2025, we maintained disciplined cost control and prudent resource allocation in the first half of 2026. Despite a 7.2% year-over-year decrease in total revenues, adjusted net income (non-GAAP) remained positive at RMB6.9 million. During the same period, total operating expenses decreased by 11.7% year over year, and adjusted loss from operations (non-GAAP) narrowed by 19.5% year over year, reflecting continued improvements in operating efficiency.

During the first half of 2026, we continued to strengthen three mutually reinforcing core capabilities and strategic resources: high-quality content, a broad network of professional creators and domain experts, and AI technologies. As AI reshapes how knowledge is created, discovered and used, Zhihu’s long-accumulated content grounded in real-world experience, together with high-quality user interactions, provides a differentiated foundation for our community ecosystem, existing businesses, and the development of AI-related products, applications and services.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

For the remainder of the year, we will continue to focus on strengthening the quality and trustworthiness of the Zhihu community, stabilizing our core businesses and further validating the sustainability of our profitability. We will further support professional creators, enhance core user experience and deepen the integration of AI technologies across our products and operations, while further integrating AI-powered search, Agents, AI Works and the Zhihu Data Open Platform with our community ecosystem.

We will further optimize the balance between our community and commercial ecosystems, enhance monetization tools available to professional creators, upgrade our products to better serve high-value users and improve operating efficiency through disciplined spending.

We will continue to maintain disciplined investment and resource allocation. While further stabilizing our core businesses and continuing to validate new business initiatives, we will seek to improve our revenue mix and operating efficiency, and progressively translate business progress into more sustainable revenue contribution and improved profitability.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable inquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

Directors’ and chief executive’s interests and short positions in shares and underlying shares and debentures of the Company or any of its associated corporations

As at the Latest Practicable Date, the Directors and chief executives had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO:

Name	Nature of Interest	Number of Shares	Approximate % of interest in each class of Shares(5)	Long position / Short position
Mr. Zhou	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	21,992,259 Class A Ordinary Shares(1)	8.98%	Long position
Mr. Zhou	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	14,862,319 Class B Ordinary Shares(1)	100%	Long position
Mr. Dahai Li	Interest in controlled corporations	1,673,042 Class A Ordinary Shares(2)	0.68%	Long position
Mr. Dahai Li	Beneficial interest	99,450 Class A Ordinary Shares(3)	0.04%	Long position
Ms. Hope Ni	Beneficial interest	145,468 Class A Ordinary Shares(4)	0.06%	Long position
Mr. Derek Chen	Beneficial interest	145,468 Class A Ordinary Shares(4)	0.06%	Long position
Dr. Li-Lan Cheng	Beneficial interest	135,468 Class A Ordinary Shares(4)	0.06%	Long position

APPENDIX II	GENERAL INFORMATION

Notes:

(1)	These Shares are held by MO Holding Ltd. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou. Mr. Zhou is therefore deemed to be interested in the Shares held by MO Holding Ltd.
(2)	Represents 1,673,042 Shares held by Ocean Alpha Investment Limited, which was held by a trust that was established by Mr. Dahai Li for the benefit of him and his family.
(3)	These Shares represent the ADSs held by Mr. Dahai Li.
(4)	These Shares represent the Director’s entitlement to receive restricted share units (the underlying Shares of which are Class A Ordinary Shares) pursuant to his/her director agreement with the Company. As of the Latest Practicable Date, 33,867 restricted share units granted under the 2022 Plan to each of Ms. Hope Ni and Dr. Li-Lan Cheng had vested, and 135,468 restricted share units had been granted to Mr. Derek Chen under the 2022 Plan.
(5)	The calculation is based on the total number of 244,789,786 Class A Ordinary Shares and 14,862,319 Class B Ordinary Shares in issue as of the Latest Practicable Date.

Save as disclosed above, to the best knowledge, information and belief of the Company, as at the Latest Practicable Date, none of the Directors or chief executives of the Company had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

APPENDIX II	GENERAL INFORMATION

Substantial shareholders’ interests and short positions in shares and underlying shares

As at the Latest Practicable Date, the following persons (other than the Directors and chief executives whose interests have been disclosed herein), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Shares(5)	Long position/ Short position
Class A Ordinary Shares
Huang River Investment Limited(1)	Beneficial interest	27,448,933	11.21%	Long position
Image Frame Investment (HK) Limited(1)	Beneficial interest	10,617,666	4.34%	Long position
Tencent(1)	Interest in controlled corporations	38,066,599	15.55%	Long position
Cosmic Blue Investments Limited(2)	Beneficial interest	19,975,733	8.16%	Long position
Kuaishou Technology(2)	Interest in controlled corporations	19,975,733	8.16%	Long position
MO Holding Ltd(3)	Beneficial interest	21,992,259	8.98%	Long position
AI Knowledge LLC	Beneficial interest	17,865,410	7.30%	Long position
Kastle Limited(4)	Trustee	24,528,059	10.02%	Long position
Plus Channel Limited(4)	Nominee for another person (other than a bare trustee)	24,528,059	10.02%	Long position
FIL Limited	Interest in controlled corporations	17,566,864	7.18%	Long position
Class B Ordinary Shares
MO Holding Ltd(3)	Beneficial interest	14,862,319	100%	Long position

Notes:

(1)	Huang River Investment Limited, a company incorporated in the British Virgin Islands, and Image Frame Investment (HK) Limited, a company incorporated in Hong Kong are subsidiaries of Tencent (HKEX stock code: 700).
(2)	Cosmic Blue Investments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Kuaishou Technology (HKEX stock code: 1024). Under the SFO, several other entities are also deemed to have an interest in the Shares held by Cosmic Blue Investments Limited. These include Kuaishou Technology itself, Reach Best Developments Limited, Sun Loft Investments Limited and Vistra Trust (Singapore) Pte. Limited. Reach Best Developments Limited (a company incorporated in the British Virgin Islands) is wholly-owned by Sun Loft Investments Limited, which is a company incorporated in the British Virgin Islands and wholly-owned by Vistra Trust (Singapore) Pte. Limited. Vistra Trust (Singapore) Pte. Limited is the trustee for a trust established for the benefit of Su Hua and his family.
(3)	MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou.
(4)	Plus Channel Limited, a company incorporated in the British Virgin Islands, is a trust for participants under the share incentive plan adopted by Zhihu Inc. on 30 March 2022. While Kastle Limited, a company incorporated in the British Virgin Islands, is the trustee of the trust.
(5)	The calculation is based on the total number of 244,789,786 Class A Ordinary Shares and 14,862,319 Class B Ordinary Shares in issue as of the Latest Practicable Date.
(6)	Pursuant to Section 336 of the SFO, if certain conditions are met, the Shareholders are required to submit a disclosure of interest notice. In the event of changes in the shareholding of the Shareholders in the Company, the Shareholders will not be required to notify the Company and the Stock Exchange unless certain conditions are met. Therefore, the latest shareholding of the Shareholders in the Company may be different from the shareholding submitted to the Stock Exchange.

APPENDIX II	GENERAL INFORMATION

Save as disclosed above, to the best knowledge, information and belief of the Company, as at the Latest Practicable Date, no other person (other than the Directors or chief executives of the Company) had an interest or short position in the shares or underlying shares of the Company which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were required to be entered in the register required to be kept under section 336 of the SFO.

3.	LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against the Company or any member of the Group.

4.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

5.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors and their respective close associates had an interest in a business, which competes or may compete with the businesses of the Company and any other conflicts of interest which any such person has or may have with the Company which would be required to be disclosed under Rule 8.10 of the Listing Rules if they were treated as controlling shareholders of the Company.

6.	DIRECTORS’ INTERESTS IN ASSETS

None of the Directors had any direct or indirect interest in any assets which had been acquired or disposed of by or leased to any member of the Group or proposed to be so acquired, disposed of or leased to any member of the Group since December 31, 2025, being the date to which the latest published audited consolidated financial statements of the Group were made up, and up to the Latest Practicable Date.

7.	DIRECTORS’ INTERESTS IN CONTRACTS

None of the Directors is materially interested in any contract or arrangement entered into by the Company or any of its subsidiaries which contract or arrangement is subsisting at the Latest Practicable Date and which is significant in relation to the business of the Group taken as a whole.

APPENDIX II	GENERAL INFORMATION

8.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirm that there was no material adverse change in the financial or trading position of the Group since December 31, 2025, the date to which the latest published audited consolidated financial statements of the Group were made up.

9.	MATERIAL CONTRACTS

The Group did not enter into any contracts (not being contracts entered into in the ordinary course of business) that were or might be material within the two years immediately preceding the date of this circular and up to the Latest Practicable Date.

10.	DOCUMENTS ON DISPLAY

Copies of the below documents will be published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (https://ir.zhihu.com/) for a period of 14 days from the date of this circular (both days inclusive):

(a)	the Subscription Agreement (with a form of the Partnership Agreement attached as an annex thereto); and

(b)	this circular.

11.	GENERAL

(a)	The address of the registered office of the Company is PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(b)	The address of the principal place of business in Hong Kong of the Company is Room 1912, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

(c)	The Company’s Hong Kong share registrar is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

(d)	The company secretary of the Company is Ms. Yee Wa Lau. Ms. Lau is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(NYSE: ZH; HKEX: 2390)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on October 20, 2026

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Zhihu Inc. (the “Company”) will be held at 10:00 a.m., Beijing time on October 20, 2026 at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China for the purposes of considering and, if thought fit, passing each of the following resolution (the “Proposed Resolution”):

1.	as an ordinary resolution,

“THAT

(a)	The Subscription Agreement and the transactions contemplated thereunder, including the Subscription and the entry into the Partnership Agreement, be and are hereby confirmed, approved and ratified; and

(b)	the Board and its authorized delegate(s) be and are hereby authorized to do such acts and things, to sign and execute all such further documents (and to affix the common seal of the Company thereon, if necessary) and to take such steps as they may consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Subscription Agreement or any transactions contemplated thereunder, including the Subscription and the finalization and entry into the Partnership Agreement, and all other matters incidental thereto or in connection therewith.”

The passing of the Proposed Resolution requires approval by the holders of Class A ordinary shares and Class B ordinary shares of the Company by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the EGM.

NOTICE OF EXTRAORDINARY GENERAL MEETING

The quorum of the EGM shall be one or more members holding in aggregate not less than 10% of all votes attaching to all Shares in issue and entitled to vote at such general meeting (on a one vote per Share basis), present in person or by proxy.

Share Record Date and ADS Record Date

The Board has fixed the close of business on September 21, 2026 Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of record of ADSs as of the close of business on September 21, 2026 New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Proxy Forms and ADS Voting Cards

A holder of shares as of the Share Record Date may appoint a proxy(ies) to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir.zhihu.com.

Holders of record of the Company’s shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on October 18, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by the ADSs to be cast at the EGM. For the avoidance of doubt, holders of treasury shares of the Company (if any) are not entitled to vote at the Extraordinary General Meeting.

By Order of the Board of Directors,
Zhihu Inc.

/s/Yuan Zhou
Yuan Zhou
Chairman of the Board

NOTICE OF EXTRAORDINARY GENERAL MEETING

Head Office:	Registered Office:
No. 18 Xueqing Road	PO Box 309
Haidian District	Ugland House
Beijing	Grand Cayman KY1-1104
People’s Republic of China	Cayman Islands

September 24, 2026

As of the date of this notice, the board of directors of the Company comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Qu Chen as non-executive Directors and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive Directors.